GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg
April 6, 2006
Via Facsimile: +1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention: Adam Washecka
Re:	Gemplus International S.A. (the “Company”) Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 000-31052
Dear Mr. Washecka:
Further to our telephone conversation of yesterday, this is to confirm that the Company will deliver its response to the pending SEC comment letter by April 14, 2006.
Should there be any questions, please feel free to contact me at the following numbers: tel. +41 225445082; mob. +41 787702285; fax. +41 225445020.
Thank you.
Very truly yours,
/s/ Jason S. Cohen
Assistant General Counsel
Gemplus International S.A.